Filed pursuant to Rule 424(b)(5)

Registration No. 333-283284

Prospectus Supplement

(to Prospectus Supplements dated December 19, 2024, December 27, 2024 and January 31, 2025

to Prospectus dated November 26, 2024)

Up to $11,700,000

Shares of Common Stock

This prospectus supplement (this “Prospectus Supplement”) amends and supplements the information in the prospectus, dated November 26, 2024 (the “Prospectus”), filed with the Securities and Exchange Commission as a part of our registration statement on Form S-3 (File No. 333-283284) (the “Registration Statement”), as previously supplemented by our prospectus supplements, dated December 19, 2024, December 27, 2024 and January 31, 2025 (such prospectus supplements together with the Prospectus, the “Prior Prospectus”), relating to the offer and sale of shares of our common stock pursuant to the terms of an At the Market Sales Agreement, dated December 19, 2024, with A.G.P./Alliance Global Partners (“A.G.P.”), as amended on January 31, 2025 (the “Original Agreement”). This Prospectus Supplement should be read in conjunction with the Prior Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prior Prospectus. This Prospectus Supplement is not complete without, and may only be delivered or utilized in connection with, the Prior Prospectus and any future amendments or supplements thereto.

On February 27, 2025, we entered into Amendment No. 2 to the Original Agreement with A.G.P. (“Amendment No. 2” and the Original Agreement as amended by Amendment No. 2, the “Sales Agreement”) to reduce the floor price at which a share may be sold pursuant to the Sales Agreement from $3.90 to $0.01 (the “Floor Price Reduction”). We are filing this Prospectus Supplement to amend and supplement the Prior Prospectus to (i) reflect the Floor Price Reduction pursuant to Amendment No. 2 and (ii) reduce the aggregate offering price of shares of common stock that we are eligible to sell under our Registration Statement pursuant to the Sales Agreement from $14,275,000 to $11,700,000 in accordance with General Instruction I.B.6 of Form S-3. In the event that we may sell additional amounts under the Sales Agreement in accordance with General Instruction I.B.6, we will file another prospectus supplement prior to making such additional sales. This Prospectus Supplement amends and/or supplements only those sections of the Prior Prospectus as listed in this Prospectus Supplement, and all other sections of the Prior Prospectus remain as is.

As a result of Amendment No. 2, pursuant to the anti-dilution adjustment provisions of the warrants dated November 24, 2023 (the “Follow-On Warrants”), the per share exercise price of the Follow-On Warrants was reduced from $3.90 to $1.44, which is the floor price under the Follow-On Warrants, and the number of shares of common stock issuable upon exercise of the Follow-On Warrants was increased to approximately 8,333,336 shares (subject to adjustment in connection with the rounding of fractional shares in accordance with the terms of the Follow-On Warrants) such that the aggregate exercise price for the Follow-On Warrants after taking into account the reduction in the per share exercise price is equal to the aggregate exercise price for the Follow-On Warrants prior to such reduction.

We are an “emerging growth company” and “smaller reporting company” as defined under U.S. federal securities laws and are subject to reduced public company reporting requirements. Our common stock is listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “AIRE.” The last sale price of our common stock, as reported on Nasdaq on February 26, 2025, was $1.69 per share.

As of February 27, 2025, the aggregate market value of the voting and non-voting common equity held by non-affiliates, computed by reference to the price at which the common equity was last sold on December 31, 2024 of $2.89, was $35,132,172.29, based on 46,054,182 shares of outstanding common stock as of February 27, 2025, of which 12,156,461 shares were held by non-affiliates. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell securities in a public primary offering with a value exceeding more than one-third of our public float in any 12-month period so long as our public float remains below $75.0 million. During the 12 calendar months prior to and including the date of this Prospectus Supplement, we have sold no securities pursuant to General Instruction I.B.6 of Form S-3.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page S-5 of the Prospectus Supplement dated December 19, 2024 and the risk factors incorporated by reference into this Prospectus Supplement and the Prior Prospectus, as they may be amended, updated or modified periodically in our reports filed with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

A.G.P.

The date of this Prospectus Supplement is February 27, 2025